UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 7, 2019

Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________

Enclosure:  A press release dated February 7, 2019, announcing STMicroelectronics’ acquisition of majority stake in Silicon Carbide Wafer Manufacturer Norstel AB.

PR N°C2874C

STMicroelectronics to Acquire Majority Stake
in Silicon Carbide Wafer Manufacturer Norstel AB

Acquisition will extend ST’s silicon carbide ecosystem and strengthen ST’s flexibility to serve fast growing automotive and industrial applications

Geneva, Switzerland, February 6, 2019 – STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, today announced it has signed an agreement to acquire a majority stake in Swedish silicon carbide (SiC) wafer manufacturer Norstel AB (“Norstel”). After closing, ST will control the entire supply chain for a portion of its SiC devices at a time of constrained global capacity and positions itself for a significant growth opportunity.

ST will acquire 55% of Norstel’s share capital, with an option to acquire the remaining 45% subject to certain conditions, which, if exercised, will result in total consideration of $137.5 million, funded with available cash.

“ST is the only semiconductor company with automotive-grade silicon carbide in mass production today. We want to build on our strong momentum in SiC, both in volume and breadth of applications for industrial and automotive, targeting continued leadership in a market estimated at more than $3 billion in 2025,” said Jean-Marc Chery, President and CEO of STMicroelectronics. “The acquisition of a majority stake in Norstel is another step forward strengthening our silicon carbide ecosystem: it will boost our flexibility, improve yield and quality, and support our long-term silicon carbide roadmap and business.”

Norstel, headquartered in Norrkoping, Sweden, was founded in 2005 as a spinoff of Linköping University. It develops and manufactures advanced 150mm silicon carbide bare and epitaxial wafers.

Cautionary Information Regarding Forward-Looking Statements

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995:
Any statements set forth above that are not historical facts are forward-looking statements, including any statements regarding our future results of operations and financial positions, business strategy, plans and objectives for future operations, involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.  These statements are only predictions, reflect our current beliefs and expectations with respect to future events, and are based on assumptions, subject to risk and uncertainties, and subject to change at any time. Potential risks and uncertainties include, but are not limited to, such factors as: the possibility that the transaction may not be consummated, including as a result of any of the conditions precedent; the risk that the expected benefits of the acquisition may not be realized; difficulties in retaining Norstel employees following the acquisition; difficulties in expanding facilities and transferring processes and know-how; diversion of our management’s attention from the management of our business; and the impact of competition and other risk factors relating to our industry and business as detailed from time to time in our filings with the United States Securities and Exchange Commission.

About STMicroelectronics
ST is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices.
By getting more from technology to get more from life, ST stands for life.augmented.

In 2018, the Company’s net revenues were $9.66 billion, serving more than 100,000 customers worldwide. Further information can be found at www.st.com.

For further information, please contact:
INVESTOR RELATIONS:
Céline Berthier
Group VP, Investor Relations
Tel : +41.22.929.58.12
celine.berthier@st.com

MEDIA RELATIONS:
Alexis Breton
Director, PR & Media Operations
Tel: + 33 6 59 16 79 08
alexis.breton@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: February 7, 2019	By:	/s/ Lorenzo Grandi
		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Infrastructure and Services